UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 6037604

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on May 17, 2018, announcing financial results for the first quarter ended March 31, 2018, unaudited condensed interim financial statements as of March 31, 2018 and operating and financial review for the first quarter ended March 31, 2018. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250 and 333-222138), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 and December 18, 2017, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: May 17, 2018	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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VBL Therapeutics Announces First Quarter 2018 Financial Results

Conference Call and Webcast at 8:30am Eastern Time Today

TEL AVIV, ISRAEL, May 17, 2018 — VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced financial results for the first quarter ended March 31, 2018 and provided a corporate update.

“We continue to advance the OVAL trial, our Phase 3 potential registration trial in platinum-resistant ovarian cancer, in collaboration with the GOG Foundation,” said Yael Cohen M.D., VP Clinical Development of VBL Therapeutic. “We are in the process of amending the protocol to include an interim analysis for evidence of an early efficacy signal with a potential readout from this analysis in the fourth quarter of 2019.”

“We are also advancing our MOSPD2 program for oncology and inflammatory indications and, at the recent American Academy of Cancer Research (AACR) meeting, presented new proof-of-concept on the use of a bispecific antibody to kill MOSPD2-expressing cancer cells,” said Dror Harats M.D., Chief Executive Officer of VBL Therapeutics. “VBL is well capitalized, with approximately $50 million in cash, which will enable us to continue the development of VB-111 and our deep pipeline through 2020.’

First Quarter and Recent Corporate Highlights:

●	Continued to treat patients in the ongoing Phase 3 OVAL trial, studying VB-111 in platinum-resistant ovarian cancer. The OVAL study has been designed to enroll up to 350 adult patients at approximately 70 clinical sites in the U.S. and Israel.

o	The Company is modifying the OVAL protocol to incorporate an efficacy interim readout, which is expected to occur in the fourth quarter of 2019.

●

The Company is conducting an in-depth analysis of the GLOBE study, including analysis of patient subgroups, in order to better understand the outcome of the study, the major difference between the Phase II and the GLOBE trial and the potential activity of VB-111 in rGBM.

●	Presented late breaking research on the Company’s MOSPD2 oncology program at the American Association for Cancer Research (AACR) 2018 annual meeting.

o	The data provide proof-of-concept on the use of a bispecific antibody to kill MOSPD2-expressing cancer cells, with potential applicability to solid tumors and myeloid malignancies.

o	The MOSPD2 program was also featured in a presentation at the 17th MIXiii-BIOMED 2018 Conference and Exhibition, May 15-17 in Tel Aviv, Israel.

o	VBL is developing its VB-600 series of antibodies targeting MOSPD2 for oncology and inflammatory applications.

●	Awarded 8.9 million New Israeli Shekels (approximately US$2.5 million) non-dilutive grant by the Israel Innovation Authority (IIA).

o	The funds will support the development of VB-111 as well as the Company’s Vascular Targeting System (VTS™) platform for therapeutic gene therapy.

●	Appointed two senior pharmaceutical executives, Susan Kelley, M.D., and David Hastings, to its Board of Directors.

First Quarter Ended March 31, 2018 Financial Results:

●	Revenues: In 2017 the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. and received an up-front and a milestone payment of $17.0 million in aggregate, of which $0.2 million was recognized as of March 2018.

●	Cash Position: Cash, cash equivalents and short-term bank deposits at March 31, 2018, were $49.9 million. Working capital at March 31 was $44.3 million. The Company expects that the current cash, cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements through 2020.

●	R&D Expenses: Research and development expenses for the quarter ended March 31, 2018, were approximately $5.8 million, compared to approximately $4.1 million in the comparable period in 2017. R&D expenses are shown net of IIA grants.

●	G&A Expenses: General and administrative expenses for the quarter ended March 31, 2018 were $1.4 million, compared to $1.1 million for the comparable period in 2017.

●	Comprehensive Loss: The Company reported a comprehensive loss for first quarter ended March 31, 2018 of $7.2 million, or ($0.24) per share, compared to a net loss of $5.0 million, or ($0.19) per share in first quarter ended March 31, 2017.

Conference Call:

Thursday, May 17th @ 8:30am Eastern Time

US Domestic:	877-222-6394
International:	1-703-925-2702
Conference ID:	9993639

Webcast:	https://edge.media-server.com/m6/p/zja7xger

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Replays, Available through May 31, 2018

US Domestic:	855-859-2056
International:	1-404-537-3406
Conference ID:	9993639

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding VB-111, including its clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	March, 31 2018	December, 31 2017
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,583	$6,694
Short-term bank deposits	41,306	48,035
Trade receivables	—	2,000
Other current assets	2,307	1,729

TOTAL CURRENT ASSETS	52,196	58,458

NON-CURRENT ASSETS:
Property and equipment, net	8,222	7,128
Long-term prepaid expenses	64	103

TOTAL NON-CURRENT ASSETS	8,286	7,231

TOTAL ASSETS	$60,482	$65,689

Liabilities and equity
CURRENT LIABILITIES-
Accounts payable:
Trade	$3,612	$3,058
Other	3,426	3,465
Deferred revenue	883	1,046

TOTAL CURRENT LIABILITIES	7,921	7,569

NON-CURRENT LIABILITIES-
Severance pay obligations, net	128	128
Deferred revenue	2,092	2,092

TOTAL NON-CURRENT LIABILITIES	2,220	2,220

TOTAL LIABILITIES	10,141	9,789

EQUITY:
Ordinary shares	57	57
Accumulated other comprehensive income	16	16
Additional paid in capital	222,675	221,055
Warrants	2,960	2,960
Accumulated deficit	(175,367)	(168,188)

TOTAL EQUITY	50,341	55,900

TOTAL LIABILITIES AND EQUITY	$60,482	$65,689

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	U.S. dollars in thousands
REVENUES	$163	$-
COST OF REVENUES	(67)	-

GROSS PROFIT	96	-
RESEARCH AND DEVELOPMENT EXPENSES, net	5,760	4,144
MARKETING EXPENSES	235	-
GENERAL AND ADMINISTRATIVE EXPENSES	1,395	1,105

OPERATING LOSS	7,294	5,249

FINANCIAL INCOME	(145)	(219)
FINANCIAL EXPENSES	30	4

FINANCIAL INCOME, net	(115)	(215)

COMPREHENSIVE LOSS	7,179	5,034

LOSS PER ORDINARY SHARE
Basic and diluted	$0.24	$0.19

Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING-
Basic and diluted	29,887,254	26,907,172

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(7,179)	$(5,034)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	3,432	(713)
Interest received	64	71
Net cash used in operating activities	(3,683)	(5,676)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,295)	(62)
Maturity of short-term bank deposits	6,859	—
Net cash generated from (used in) investing activities	5,564	(62)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	1	18
Issuance of ordinary shares and warrants, net	—	—
Net cash generated from (used in) financing activities	1	18
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,882	(5,720)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	6,694	11,585
EXCHANGE GAINS ON CASH AND CASH EQUIVALENTS	7	82
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$8,583	$5,947
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$237	$36
Interest income	(194)	(88)
Exchange gains on cash and cash equivalents	(7)	(82)
Net changes in severance pay obligations	—	5
Share based payments	1,619	740
	1,655	611
Changes in working capital:
Increase in other current assets	(578)	(717)
Decrease in trade receivables	2,000
Decrease (increase) in long-term prepaid expenses	39	(174)
Increase (decrease) in accounts payable and accrued expenses:
Trade	518	229
Other	(39)	(662)
Decrease in deferred revenue	(163)	—
	1,777	(1,324)
	$3,432	$(713)

APPENDIX B:
Non cash activity-
Purchase of property and equipment in payables	36	165

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – GENERAL

Vascular Biogenics Ltd. (the “Company” or “VBL”) was incorporated in January 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications, and is also conducting a research program exploring the potential targeting of MOSPD2 for immuno-oncology anti-inflammatory applications.

VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the Company’s lead product candidate in the Company’s cancer program. VB-201, a Phase 2-ready drug candidate, is the Company’s lead Lecinoxoid-based product candidate. The Company’s “VB-600 series” for targeting MOSPD2 is at pre-clinical stage.

On March 8, 2018, the Company reported top-line results from its pivotal Phase 3 GLOBE study in patients with recurrent glioblastoma (rGBM). The study did not meet its pre-specified primary endpoint of overall survival. The Company expects to receive the full and final data and to conduct an in-depth analysis in order to better understand the outcome of the study and the potential activity of VB-111 in recurrent GBM. The Company believes the GLOBE study in rGBM will not necessarily have implications on the prospects for VB-111 in other tumor types. In December 2017, the OVAL phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in and is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

Since its inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of March 31, 2018, the Company had an accumulated deficit of $175.4 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of March 31, 2018, the Company had cash, cash equivalents and short-term bank deposits of $49.9 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of March 31, 2018 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of the Company’s financial position, results of operations, and cash flows, in conformity with generally accepted accounting principles. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended, along with the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB).” The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended.

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; therefore, they should be read in conjunction with the Company’s annual financial statements as of December 31, 2017. There have been no significant changes in the risk management policies since the year end.

NOTE 5 - CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents and short-term bank deposits as of March 31, 2018 were $8.6 million and $41.3 million, respectively. The short-term bank deposits as of March 31, 2018 were for terms of nine months to twelve months and carried interest at annual rates of 1.56%-2.14%.

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NOTE 6 - SHAREHOLDERS’ EQUITY

a.

During the first quarter ended March 31, 2018, the Board ratified a change in the vesting periods of the options granted to its employees and officers executed on November 2016 and March 2017. The options will vest by 4 years with 25% on the first year anniversary, and the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years. This change resulted in a catch-up expense impact of approximately $600 thousand in the first quarter of 2018, which will wind down by the end of the year.

b.	In January 2018, the Company’s Board of Directors approved the grant of options to purchase 128,000 ordinary shares with an exercise price equal to $6.90 per share vesting over 4 years to its Directors, including 2 new Directors. The fair value of the options was $838 thousand and was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $6.90, expected volatility: 97%; risk-free interest rate: 2.46%; expected dividend: zero; and expected term: 11 years.

c.	In February 2018, the Board of Directors approved an increase of 1,402,395 Ordinary Shares to the number of shares available for issuance under the 2014 Plan.

NOTE 7 – REVENUE

In 2017, the Company signed a license and supply agreement. In determining the amounts to be recognized as revenue, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

Variable consideration consists of potential future milestone payments. The Company determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

All revenue recognized during the three months ended March 31, 2018 was related to amounts included in the contract liability balance at the beginning of the period, and relates to the recognition of services revenue.

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OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2017 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2017) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2017 and our unaudited financial statements for the three months ended on March 31, 2018 (the “Period”) have been prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, comparisons included herein are made to the three months period ended on March 31, 2017 (the “Parallel Period”).

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications.

Our lead product candidate, VB-111(ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced ongoing program ovarian cancer. We have received orphan drug designation in both the United States and Europe for gliomas and an orphan designation for the treatment of ovarian cancer by the European Medicines Agency. On March 8, 2018, we announced top-line results from the GLOBE study, a Phase 3 study in rGBM, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS). We are conducting an in-depth analysis in order to better understand the outcome of the GLOBE study and the potential activity of VB-111 in rGBM, and especially as those results materially deviate from the results of the Phase 2 study in the same indication. We do not think that results of the GLOBE study in rGBM will necessarily have implications on the prospects for VB-111 in other tumor types. Our OVAL phase 3 potential registration study of VB-111 in platinum resistant ovarian cancer was launched in December 2017 and is conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis.

We are also conducting a research program exploring the potential of targeting of MOSPD2 (Motile Sperm Domain-containing Protein 2) for immuno-oncology and anti-inflammatory applications. VBL research has identified MOSPD2 as a protein involved in cell motility. In January 2017, we reported that targeting of MOSPD2 inhibits chemotaxis of monocytes and neuropils, and that unpublished VBL data also show MOSPD2 expression on certain tumor cells. In April 2018, we presented late-breaking study at the American Association for Cancer Research (AACR) 2018 Annual Meeting, demonstrating high and selective MOSPD2 expression by multiple tumor types along with involvement of MOSPD2 in tumor cell invasiveness. A novel bi-specific antibody that was engineered to bridge interaction of T-cells with tumor cells, via binding to the T-cell protein CD3 and the tumor receptor MOSPD2, induced T-cell activation and resulted in the killing of cancer cells in a pre-clinical setting. We believe that targeting of MOSPD2 may have several therapeutic applications, including inhibition of monocyte migration in chronic inflammatory conditions, inhibition of tumor cell metastases and targeting of MOSPD2-expressing tumor cells. We are developing our pipeline candidates from the “VB-600 series” of antibodies towards these applications.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs thyroid cancer and ovarian cancer.

VB-111 was studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid cancer. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In December 2016, we had an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 for a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. The OVAL study is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. Following the GLOBE data, we decided to modify the OVAL protocol and include an efficacy interim readout, which we expect to occur in the fourth quarter of 2019.

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In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. The facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.). It is capable of manufacturing in large-scale capacity of 1,000 liters and is scalable to 2,000 liters.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. VBL will also receive tiered royalties on net sales in the high-teens.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS, Lecinoxoids platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offerings and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through March 31, 2018, we had raised an aggregate of $232.8 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15.0 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering and $22.0 million from IIA grants.

Since inception, we have incurred significant losses. Our loss for the Period was $7.2 million. For the years ended December 31, 2017 and 2016, our loss was $10.1 million and $16.0 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of March 31, 2018, we had an accumulated deficit of $175.4 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of March 31, 2018, we had cash, cash equivalents and short-term bank deposits of $49.9 million. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 31, 2018, we had 37 employees. Our operations are currently located in a single facility in Modiin, Israel.

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Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead product candidate, VB-111, its clinical development, regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the Annual Report on Form 20-F for the year ended December 31, 2017. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenue

To date, we have generated approximately $14.0 million revenue from an exclusive license agreement for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications for a $15.0 million upfront payment, in addition to a $2.0 million recognized milestone payment. The cost of revenues associated with these payments was approximately $0.4 million mainly to Tel Hashomer for a 2% consideration that was received for granting a license or similar rights to this intellectual property. We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of March 31, 2018, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of March 31, 2018 totaled $27.0 million. As of March 31, 2018, we have incurred a $510 thousand royalty payment to the IIA derived from an upfront and a milestone payment from an exclusive license agreement of which $416 thousand has been paid to the IIA.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2017.

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Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Marketing Expenses

Marketing expenses consists principally of salaries and related cost for personnel in marketing and commercialization functions such as salaries, benefits and share-based compensation, in addition to commercialization consulting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2017 of $144.9 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue

In 2017, the Company signed a license and supply agreement. In determining the amounts to be recognized as revenue, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

Variable consideration consists of potential future milestone payments. The Company determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

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Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options and RSU’s to purchase our ordinary shares. The fair value of the employee and service provider services received in exchange for the grant of the options and RSU’s is recognized as an expense in our statements of comprehensive loss and is carried to additional paid in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. For options granted since 2015, the expected volatility was calculated using weighted average and was based on the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies.

We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. We estimate the fair value of our share-based awards to service providers based on the value of services received, which is based on the additional cash compensation that we would need to pay if such options were not granted.

Service conditions and performance vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options and RSU’s that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of March 31, 2018, the company had clinical accruals in the amount of approximately $1.3 million.

Results of Operations

Comparison of three month periods ended March 31, 2018 and 2017:

	Three Months Ended
	March 31,		Increase (decrease)
	2018	2017	$	%
	(in thousands)
	(unaudited)
Revenues	$163	$—	163	100%
Cost of revenues	(67)	—	(67)	100%
Gross profit	96	—	97	100%
Expenses:
Research and development, gross	6,267	4,370	$1,897	43%
Government grants	(507)	(226)	(281)	124%
Research and development, net	5,760	4,144	1,616	39%
General and administrative	1,395	1,105	290	26%
Marketing	235	—	235	100%
Operating loss	7,294	5,249	2,045	39%
Financial income, net	(115)	(215)	100	-47%
Loss	$7,179	$5,034	$2,145	43%

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Revenues.

On November 3, 2017 the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications. In exchange, the Company received an up-front and a milestone payment of $17.0 million in aggregate, of which $0.2 million was recognized as of March 2018. This was offset in 2018 by a cost of revenues payment of approximately $67 thousand, comprised mostly of labor costs related to the performance obligations that were delivered during the period.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net were approximately $5.8 million for the Period, compared to approximately $4.1 million in the Parallel Period, an increase of approximately $1.6 million or 39%. The increase in research and development expenses, net in the Period was mainly due to increased expenses for materials of $0.6 million for the preparation of a large scale production, in addition to increased rent of $0.2 million and depreciation expense of $0.2 due to the operations of our new Modiin facility, and an increase of payroll related costs due to an overall increase of share based compensation of approximately $0.5 million. This is offset by an increase in IIA grants due in the Period compared to the Parallel Period of $0.3 million.

General and administrative expenses.

General and administrative expenses for the Period were $1.4 million, compared to $1.1 million for the Parallel Period, an increase of $0.3 million or 26%. This increase is mainly attributed to payroll related costs for management and directors share-based compensation expense.

Marketing expenses

Marketing expenses for the Period ended March 31, 2018 were $0.2 million and mainly composed of compensation related costs and share-based compensation expense for a new executive who is in charge of marketing and commercialization and joined the Company in June 2017.

Financial expenses (income), net.

Financial income, net for the Period were approximately ($115) thousand, compared to approximately ($215) thousand for the Parallel Period, a decrease of $100 thousand or 47%. The decrease was primarily attributable to unfavorable foreign exchange losses.

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Liquidity and Capital Resources

Since our inception and through March 31, 2018, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the initial public offering itself ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering, $24.0 million from a June 7, 2016 registered direct offering $17.9 million from a November 16, 2017 underwritten offering and $22.0 million from IIA grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We expect our cash, cash equivalents and short-term bank deposits as of March 31, 2018 to be sufficient to fund our operations through the end of 2020.

Funding Requirements

At March 31, 2018, we had cash, cash equivalents and short-term bank deposits totaling $49.9 million and working capital of $44.3 million. We expect that our cash, cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements through the end of 2020 and is expected to be sufficient to enable us to complete our Phase 3 clinical trial of VB-111 in rGBM. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Period ended March 31
	2018	2017
	(in thousands)
	(unaudited)
Cash used in operating activities	$(3,683)	$(5,676)
Cash provided by (used in) investing activities	5,564	(62)
Cash (used in) provided by financing activities	1	18
Net increase (decrease) in cash and cash equivalents	$1,882	$(5,720)

Operating Activities

Cash used in operating activities for the Period was $3.7 million and consisted primarily of net loss of $7.2 million arising primarily from research and development activities, partially offset by a net reduction in working capital of $1.8 million and net aggregate non-cash charges of $1.7 million.

Cash used in operating activities for the Parallel Period was $5.7 million and consisted primarily of net loss of $5.0 million arising primarily from research and development activities in addition to a net increase in working capital of $1.3 million, and partially offset by net aggregate non-cash charges of $0.6 million.

Investing Activities

Net cash provided by investing activities was $5.6 million for the Period. This was primarily due to the maturation of short-term bank deposits and the purchases of Property Plant & Equipment in relation to the new Modiin facility.

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Net cash used by investing activities in the Parallel Period was $62 thousand for the Period.

Financing Activities

Net cash provided by and used in financing activities was $1 thousand for the Period and $18 thousand for the Parallel Period.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of March 31, 2018 that will affect our future liquidity:

		Less than	1-3	4-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands)
Licenses	$369	$123	$246	$—	$—
Operating Leases	2,544	565	898	683	398
Total	$2,913	$688	$1,144	$683	$398

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 35% of our expenses in the first three months of 2018 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operation expenses by up to 1%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

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Recently Issued and Adopted Accounting Pronouncements

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through the P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company concluded that IFRS 9 did not have material impact on the financial statements.

In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the statements of comprehensive loss. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

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